Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE SECOND QUARTER 2014

Record Revenue of $46.6m; Record operating profit of $12.1m

AZOUR, Israel – August 11, 2014 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2014.

Highlights of the Second Quarter
•	Net subscribers adds in the quarter amounting to 17 thousand, to a record of 775 thousand as of June 30, 2014;
•	Record gross margins at 53.3%;
•	Record operating margin at 25.9%;
•	EBITDA of $14.6 million or 31.4% of revenues;
•	Generated $8.0 million in operating cash flow; ended the quarter with $44.0 million in net cash (including marketable securities);
•	Dividend of $4.0 million declared for the quarter;

Second Quarter 2014 Results
Revenues for the second quarter of 2014 were $46.6 million, representing an 8% growth from revenues of $43.2 million in the second quarter of 2013. 73% of revenues were from location based service subscription fees and 27% from product revenues.

Revenues from subscription fees increased 7% over the same period last year. The increase in subscription fees was primarily due to the growth in the subscriber base, which expanded from 702,000 as of June 30, 2013, to 775,000 as of June 30, 2014.

Product revenues increased by 12% compared with the same period last year.

Gross profit for the second quarter of 2014 was $24.8 million (53.3% of revenues), an increase of 13% compared with $22.0 million (50.9% of revenues) in the second quarter of 2013.

Operating profit for the second quarter of 2014 was $12.1 million (25.9% of revenues), an increase of 19% compared with an operating profit of $10.2 million (23.5% of revenues) in the second quarter of 2013.

EBITDA for the quarter was $14.6 million (31.4% of revenues), an increase of 7% compared to an EBITDA of $13.7 million (31.7% of revenues) in the second quarter of 2013.

Net profit was US$7.4 million in the second quarter of 2014 (15.9% of revenues) or fully diluted EPS of US$0.35. This is compared with a net profit of US$6.7 million (15.6% of revenues) or fully diluted EPS of US$0.32 in the second quarter of 2013.

Cash flow from operations during the quarter was $8.0 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of June 30, 2014, the Company had net cash, including marketable securities, of $44.0 million or $2.10 per share. This is compared with $47.4 million or $2.26 per share as at March 30, 2014.

Dividend
For the second quarter of 2014, a dividend of $4.0 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with our second quarter 2014 results. Our results continue to benefit from the strong operating leverage inherent in our business model. As the revenue from our subscriber base continues to grow, we increasingly benefit through improving margins. We look forward to maintaining the growth trend and continue to improve our margins as we move through 2014. ”

Conference Call Information

The Company will also be hosting a conference call later today, August 11, 2014 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0644
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 775,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

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ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of June 30, 2014

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of June 30, 2014

ITURAN LOCATION AND CONTROL LTD.
 CONSOLIDATED BALANCE SHEETS

	US dollars (except share data)
	June 30,	December 31,
(in thousands)	2014	2013

Current assets
Cash and cash equivalents	41,767	41,697
Deposit in escrow	-	4,982
Investment in marketable securities	2,266	-
Accounts receivable (net of allowance for doubtful accounts)	34,718	29,239
Other current assets	21,289	18,437
Inventories	12,112	14,506
	112,152	108,861

Long-term investments and other assets
Investments in affiliated company	1,234	1,423
Investments in other company	89	88
Other non-current assets	1,104	1,022
Deferred income taxes	3,445	3,781
Funds in respect of employee rights upon retirement	7,010	6,649
	12,882	12,963

Property and equipment, net	36,782	32,546

Intangible assets, net	647	739

Goodwill	5,485	5,433

Total assets	167,948	160,542

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars (except share data)
	June 30,	December 31,
(in thousands)	2014	2013

Current liabilities

Credit from banking institutions	1	38
Accounts payable	13,722	11,436
Deferred revenues	10,036	9,852
Other current liabilities	33,276	30,276
	57,035	51,602
Long-term liabilities

Liability for employee rights upon retirement	10,634	9,607
Provision for contingencies	618	2,599
Deferred revenues	977	1,033
Deferred income taxes	194	216
	12,423	13,455

Stockholders’ equity	94,096	90,918
Non-controlling interests	4,394	4,567
Total equity	98,490	95,485

Total liabilities and equity	167,948	160,542

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF INCOME

	US dollars (except share data)		US dollars (except share data)
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2014	2013	2014	2013

Revenues:
Location-based services	66,295	63,422	34,115	32,029
Wireless communications products	25,795	20,732	12,515	11,150
	92,090	84,154	46,630	43,179

Cost of revenues:
Location-based services	23,227	22,425	12,142	11,317
Wireless communications products	20,281	17,903	9,650	9,443
	43,508	40,328	21,792	20,760

Gross profit	48,582	43,826	24,838	22,419
Research and development expenses	1,245	1,167	654	577
Selling and marketing expenses	4,437	4,972	2,152	2,582
General and administrative expenses	19,198	17,348	9,995	8,638
Other expenses, net	(54)	922	(19)	466
Operating income	23,756	19,417	12,056	10,156
Financing income, net	(44)	240	(169)	179
Income before income tax	23,712	19,657	11,887	10,335
Income tax expense	(7,478)	(6,234)	(3,558)	(3,150)
Share in losses of affiliated companies, net	(201)	(1)	(201)	(1)
Net income for the period	16,033	13,422	8,128	7,184
Less: Net income attributable to non-controlling interests	(1,295)	(690)	(718)	(454)
Net income attributable to the Company	14,738	12,732	7,410	6,730

Basic and diluted earnings per share attributable to Company’s stockholders	0.70	0.61	0.35	0.32

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.
STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2014	2013	2014	2013

Cash flows from operating activities

Net income for the period	16,033	13,422	8,128	7,184

Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	5,268	6,694	2,575	3,531
Losses (gains) in respect of trading marketable securities	88	-	(17)	-
Exchange differences on principal of deposit and loans, net	(23)	130	-	33
Increase in liability for employee rights upon retirement	935	728	416	238
Share in losses of affiliated companies, net	201	1	201	1
Deferred income taxes	(898)	(452)	(426)	(63)
Capital losses (gains) on sale of property and equipment, net	20	9	66	(5)
Decrease (increase) in accounts receivable	(5,198)	(3,871)	(1,003)	665
Decrease (increase) in other current assets	(707)	1,174	1,300	952
Decrease (increase) in inventories	2,533	2,484	(106)	(188)
Decrease in accounts payable	(1,121)	(1,158)	(702)	899
Increase (decrease) in deferred revenues	24	518	(904)	(870)
Increase (decrease) in other current liabilities	518	1,094	(1,535)	(478)
Net cash provided by operating activities	17,673	20,773	7,993	11,899

Cash flows from investment activities

Increase in funds in respect of employee rights upon retirement, net of withdrawals	(297)	(329)	(139)	(187)
Capital expenditures	(6,527)	(5,660)	(3,505)	(3,091)
Investment in marketable securities	(2,771)	-	12	-
Deposit in escrow	5,005	-	5,005	-
Deposit	(156)	313	-	91
Proceeds from sale of property and equipment	628	223	398	79
Net cash used in investment activities	(4,118)	(5,453)	1,771	(3,108)

Cash flows from financing activities

Short term credit from banking institutions, net	(39)	(21)	(1,240)	(289)
Repayment of long term loans	-	(114)	-	(103)
Dividend paid	(11,459)	(9,585)	(7,843)	(7,015)
Dividend paid to non-controlling interests	(1,505)	(541)	(769)	(541)
Net cash provided by (used in) financing activities	(13,003)	(10,261)	(9,852)	(7,948)
Effect of exchange rate changes on cash and cash equivalents	(482)	(857)	504	(1,030)

Net increase in cash and cash equivalents	70	4,202	415	(187)
Balance of cash and cash equivalents at beginning of period	41,697	29,453	41,352	33,842
Balance of cash and cash equivalents at end of the period	41,767	33,655	41,767	33,655

Supplementary information on investing activities not involving cash flows:
In May 2014, the Company declared a dividend in an amount of US$ 4 million.  The dividend was paid in July 2014.
During the six month period ended June 30, 2014, the Company purchased property and equipment in an amount of US$ 3,384 thousand using a directly related liability.